UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1

Press Release Dated September 20, 2011: Costamare Inc. Announces Secondhand Vessel Acquisitions and Disposals, Time Charter Extensions and the Conclusion of Financing Arrangements for its Newbuilding Program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 20, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

Exhibit 99.1

Costamare Inc. Announces Secondhand Vessel Acquisitions and

Disposals, Time Charter Extensions and the

Conclusion of Financing Arrangements for its Newbuilding Program

ATHENS, GREECE – September 20, 2011– Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it has reached agreements for (i) the purchase and time charter of two secondhand vessels (ii) time charter extensions for six existing vessels and (iii) the disposal of two older vessels which the Company agreed to sell for demolition.  In addition, the Company has finalized the financing arrangements for its Newbuilding Program.

(A)

Vessel Acquisitions with Time Charters in Place

The Company has reached an agreement to acquire

1)

the 6,724 TEU, 2003-built containership MSC Viviana (to be renamed MSC Messinia) for a purchase price of $60 million.  The vessel is expected to be delivered by the end of October 2011 and immediately upon delivery it will commence a time charter with MSC for a duration of approximately 10 years, at a daily rate of $29,000; and

2)

subject to final documentation, the 4,132 TEU, 2002-built MSC Ulsan for a purchase price of $30 million.  The vessel is expected to be delivered within the first quarter of 2012 and immediately upon delivery it will commence a time charter with MSC for a duration of approximately 63 months, at a daily rate of $16,500.

Both acquisitions will be financed by cash from operations and the use of a committed credit line.

(A)

Time Charter Extensions

The Company has entered into agreements to extend the time charters for the following six existing vessels:

1)

The time charter agreement with MSC for the 1991-built, 2,023 TEU c/v MSC Sierra II, has been extended as from July 1, 2012, for a further period of approximately two years, at a daily rate of $11,500.

2)

The time charter agreement with MSC for the 1991-built, 2,023 TEU c/v MSC Namibia  II, has been extended as from August 2, 2012, for a further period of approximately two years, at a daily rate of $11,500.

3)

The time charter agreement with MSC for the 1992-built, 2,024 TEU c/v MSC Sudan II, has been extended as from July 27, 2012, for a further period of approximately two years, at a daily rate of $11,500.

4)

The time charter agreement with MSC for the 1991-built, 2,020 TEU c/v MSC Pylos, has been extended as from February 28, 2012, for a further period of approximately two years, at a daily rate of $11,500.

5)

The time charter agreement with MSC for the 1986-built, 2,633 TEU c/v MSC Challenger, has been extended as from October 13, 2012, for a further period until approximately August 30, 2015, at a daily rate of $10,000.

6)

The time charter agreement with MSC for the 1984-built, 3,584 TEU c/v MSC Austria, has been extended as from December 1, 2012, for a further period until approximately October 1, 2018, at a minimum daily rate of $13,500 plus 50% of the amount by which the market rate exceeds the minimum daily rate.  The market rate is to be determined annually during the extension period, based on the Hamburg Contex 3500 TEU index.

(A)

Vessel Disposals

The Company has agreed to sell the 1978-built vessels MSC Tuscany and MSC Fado for demolition, with delivery due to the buyers by mid-December 2011, for a total sale price of approximately $8.8 million.

(B)

Financing Arrangements for Newbuild Vessels

The Company has finalized the financing arrangements for three out of the five newbuild vessels ordered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. of Korea, with a consortium of European and US financial institutions.

The Company has also accepted a firm offer from a consortium of European and Asian banks, which is subject to documentation, but not subject to further credit approval, for the financing of the remaining two newbuild vessels.

All five newbuild containerships, each of approximately 8,800 TEU capacity, have been time chartered to members of the Evergreen Group and are expected to be delivered between the first and the third quarters of 2013.

Management Commentary

Gregory Zikos, Chief Financial Officer of the Company, said: “We are pleased to announce the agreement to acquire two more secondhand vessels backed by attractive time charters to MSC.  Concurrently, we have reached agreements to extend on a forward basis the time charters for six existing vessels at favorable rates, while at the same time we are disposing of the oldest vessels in our fleet at a very attractive price. We expect to realize capital gains of approximately $5 million from these disposals.

“In total, these latest chartering agreements amount to approximately $207 million of contracted revenues with a TEU-weighted average duration of more than five years. The recent fixtures on a forward basis have minimized our re-chartering risk, and further enhanced our financial stability.

“With regards to financing our contracted newbuilds, we have finalized the loan agreement for three of our newbuild vessels with some of the most respected European and US financial institutions.  We have also accepted a commitment letter from leading European and Asian banks to fund the remaining two newbuild vessels. When completed, these financing arrangements are expected to provide all necessary debt financing for all 10 newbuild orders we have placed since going public in November 2010.

"The most recent financing arrangements, discussed above, provide for 80% leverage, enhancing our equity returns.

“Concurrently, we take advantage of the current low interest rate environment by hedging, on a forward basis, our interest rate obligations, thus increasing our cash flow visibility.”

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has more than 36 years of history in the international shipping industry and a fleet of 61 containerships, with a total capacity of approximately 337,000 TEU, including 10 newbuilds on order and two secondhand vessels to be delivered. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
Tel: 212-661-7566

E-mail: costamare@capitallink.com